June 19, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attention:                                         William H. Thompson

Accounting Branch Chief, Office of Consumer Products

Re:                             EnLink Midstream, LLC

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 15, 2017

File No. 001-36336

Dear Mr. Thompson:

This letter sets forth the responses of EnLink Midstream, LLC (the “Registrant”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 6, 2017 (the “Comment Letter”) with respect to the above-referenced filing with the Commission.

For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter, and set forth below such comment is the Registrant’s response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 73

1.                                      We note you use cash available for distribution as a liquidity measure. As such, please provide a reconciliation of distributable cash flow to cash provided by operating activities. Please refer to Item 10(e)(1)(i)(B) of Regulation S-K.

In its filings, the Registrant describes cash available for distribution (“CAD”) as a financial measure that serves as an indicator of the Registrant’s success in providing cash return on investment.  The Registrant acknowledges that its disclosures also refer to CAD as a supplemental liquidity metric; however, as described below, the Registrant’s management views CAD as a performance measure and uses it as a measure of the Registrant’s profitability and performance in creating value for the Registrant’s unitholders.

The Registrant is a holding company without any direct operations. The Registrant’s only cash inflows are distributions from (i) its ownership of the general partner interest, the incentive distribution rights, and a portion of the limited partner interests in EnLink Midstream Partners, LP (“ENLK”), and (ii) its approximate 16% minority interest in an operating company controlled by ENLK.  For the year ended December 31, 2016, the Registrant’s stand-alone activities represented less than 1% of the consolidated cash provided by operating activities reported in its filings.  As a result, the Registrant’s CAD is merely an aggregation of distributions that the Registrant receives from its holdings, with minor adjustments for general and administrative expenses, income taxes, interest expense, and maintenance capital expenditures.  The Registrant’s CAD differs significantly from cash provided by operating activities, and a reconciliation from cash provided by operating activities to CAD would include adjustments to eliminate more than 99% of the Registrant’s consolidated cash flows provided by operating activities.  Accordingly, the Registrant does not believe CAD is a useful measure of its liquidity for the Registrant’s management or its investors.  Conversely, net income is readily reconcilable to CAD, and the Registrant believes that CAD is a useful measure of its performance by indicating profitability available for the Registrant’s investors.

The Registrant is included in the group of companies that investors view as “yield-oriented” investments because it typically pays out a substantial portion of its CAD to its investors.  Therefore, CAD is the primary non-Generally Accepted Accounting Principles (“GAAP”) measure used by the Registrant’s investors to assess the Registrant’s performance and to compare the Registrant’s performance to its peer group.

Finally, the Registrant’s management uses CAD as a performance measure.  To evaluate the Registrant’s performance, management reviews CAD because it best demonstrates the profitability and health of the Registrant’s investments.  To assess the Registrant’s liquidity, meaning its ability to meet its financial obligations as they become due, management reviews the Registrant’s available capacity under its revolving credit facility and its cash on hand.

In future filings, the Registrant will eliminate the sentence describing CAD as a supplemental liquidity measure and will more explicitly describe how CAD serves as a performance measure.  Consequently, the Registrant will continue to include a reconciliation of net income to CAD in its future filings, as the Registrant believes net income is the most directly comparable measure under GAAP.

Critical Accounting Policies

Impairment of Goodwill, page 85

2.                                      Please tell us your consideration of providing the following disclosures for each reporting unit that is at risk of failing step one of the impairment test:

•                                         The percentage by which fair value exceeded carrying value as of the date of the most recent test; and

•                                         The amount of goodwill allocated to the reporting unit;

If no reporting units are at risk of failing step one, please tell us your consideration of disclosing this assertion.

The Registrant evaluates the risk of goodwill impairment at a reporting unit level.  As of October 31, 2016, the date of the Registrant’s most recent annual goodwill impairment test, no reporting units were at risk of failing step one of the goodwill impairment test and only the Registrant’s Texas, Oklahoma, and Corporate reporting units had goodwill balances.  The amount of goodwill allocated to the Registrant’s Texas, Oklahoma, and Corporate reporting units as of October 31, 2016 was $232.0 million, $190.3 million, and $1,119.9 million, respectively. As of October 31, 2016, the Registrant’s Texas, Oklahoma, and Corporate reporting units had fair values that exceeded their carrying values by approximately 28%, 185%, and 86%, respectively.  Accordingly, the Registrant determined that (i) the estimated fair value of each reporting unit was substantially in excess of its carrying value, (ii) each reporting unit’s goodwill balance was not at risk of impairment, and (iii) therefore, no additional disclosure was required.

The Registrant will continue to provide qualitative and quantitative information related to reporting units with recognized goodwill assets that are at risk for near-term impairment.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements, page 99

3.                                      We note your presentation of parent company financial statements in Schedule I beginning on page 192. Please tell us: (i) the amount of restricted net assets of consolidated subsidiaries and your equity in the undistributed earnings of investments accounted for by the equity method as of the most recent balance sheet date and how you computed the amount; and (ii) your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X.

As of December 31, 2016, the Registrant did not have any restricted net assets or undistributed earnings of investments accounted for by the equity method.   The Registrant determined that there are no third-party consent restrictions on the ability of the Registrant’s consolidated subsidiaries and unconsolidated subsidiaries to transfer net assets to the Registrant in the form of loans, advances, or cash dividends.  Accordingly, the disclosures required by Rule 4-08(e)(3)(i) and (ii) are not applicable to the Registrant.

Due to the fact that the Registrant’s consolidated net assets are substantially composed of ENLK’s net assets, the Registrant has elected to present parent company financial statements, as it believes these financial statements provide additional information that could be useful to investors.  In future annual reports on Form 10-K, the Registrant may include the parent company financial statements in the notes to the consolidated financial statements instead of including these financial statements as Schedule I.

Exhibits 31.1 and 31.2

4.                                      In future filings please remove the officer’s title in the introductory line of each certification. Refer to Item 601(b)(31) of Regulation S-K.

In future filings, the Registrant will remove the officer’s title in the introductory line of each such certification.

*              *              *

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (214) 953-6783.

Very truly yours,

/s/ M. Preston Bernhisel
M. Preston Bernhisel

cc:                                Michael Garberding

Alaina Brooks
Susan McAden

EnLink Midstream, LLC

Adam Phippen, Securities and Exchange Commission